UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                                 BLUEFLY, INC.
                                 -------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   096227103
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 44 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No.: 096227103                                          Page 2 of 44 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  48,188,318
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   48,188,318
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                   48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                   [X]

13       Percent of Class Represented By Amount in Row (11)

                   89.2%

14       Type of Reporting Person (See Instructions)

                   OO; IV

                                  SCHEDULE 13D

CUSIP No.: 096227103                                          Page 3 of 44 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  48,188,318
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   48,188,318
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                   48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                   [X]

13       Percent of Class Represented By Amount in Row (11)

                   89.2%

14       Type of Reporting Person (See Instructions)

                   PN; IA

                                  SCHEDULE 13D

CUSIP No.: 096227103                                          Page 4 of 44 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  48,188,318
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   48,188,318
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  89.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No.: 096227103                                          Page 5 of 44 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  48,188,318
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   48,188,318
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  48,188,318

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  89.2%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No.: 096227103                                          Page 6 of 44 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,576,833
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,576,833
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,576,833

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  12.6%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No.: 096227103                                          Page 7 of 44 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  49,765,151
  Shares
Beneficially               8        Shared Voting Power
Owned By                            0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   49,765,151
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  49,765,151

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  89.8%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 8 of 44 Pages


                  This Amendment No. 21 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 21 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 21 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer as described herein, whereby QIP and SFM Domestic Investments each purchased from the Issuer notes that are convertible, at the option of the holder, into securities issued in the future by the Issuer for cash, as more fully described in Item 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Quantum Industrial Partners LDC ("QIP");

                  (ii) QIH Management Investor, L.P. ("QIHMI");

                  (iii) QIH Management LLC ("QIH Management");

                  (iv) Soros Fund Management LLC ("SFM LLC");

                  (v) SFM Domestic Investments LLC ("SFM Domestic Investments");
                      and

                  (vi) Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.           Source and Amount of Funds or Other Consideration

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  QIP expended $1,936,564 of its working capital to purchase the securities reported herein as being acquired since August 21, 2003 (60 days prior to the date hereof). This number consists of certain convertible promissory notes (the "QIP Note") in an aggregate principal amount of $1,936,564 pursuant to the Note Purchase Agreement dated as of October 17, 2003 between the Issuer, QIP and SFM Domestic Investments (the "Note Purchase Agreement"). SFM Domestic Investments expended $63,436 of its working capital to purchase the securities reported herein as being acquired since August 21, 2003 (60 days prior to the date hereof). This number consists of certain convertible promissory notes (the "SFM Domestic Note", and, together with the QIP Note, the "Notes") in an aggregate principal amount of $63,436 pursuant to the Note Purchase Agreement.


Item 4.           Purpose of Transaction

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                                                              Page 9 of 44 Pages

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Note Purchase Agreement, QIP Note and SFM Domestic Note
-------------------------------------------------------


                  On October 17, 2003, the Issuer entered into the Note Purchase Agreement (the form of which is incorporated by reference hereto as Exhibit AAAA and is incorporated herein by reference in response to this Item 6). Pursuant to the terms of the Note Purchase Agreement, QIP and SFM Domestic Investments purchased Notes from the Issuer in an aggregate principal amount of $2,000,000. Of this amount, QIP purchased the QIP Note in an aggregate principal amount of $1,936,564 (the form of which is incorporated by reference hereto as Exhibit BBBB and is incorporated herein by reference in response to this Item 6) and SFM Domestic Investments purchased the SFM Domestic Note in an aggregate principal amount of $63,436 (the form of which is incorporated hereto as Exhibit CCCC and is incorporated herein by reference in response to this Item 6). The Notes are convertible (to the extent stockholder approval is not required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time), at the option of the holders, into any equity securities sold by the Issuer in subsequent rounds of financing for cash ("Subsequent Round Securities") at a conversion price based upon the lowest price per share paid by any investor in such subsequent round of financing.

                  The foregoing descriptions of the Note Purchase Agreement, the QIP Note and the SFM Domestic Note does not purport to be complete and are qualified in its entirety by the terms of each such document which are incorporated herein by reference in response to this Item 6.

Waiver  and  Consent  of the  Holders  of  Series A  Preferred  Stock,  Series B
--------------------------------------------------------------------------------
Preferred   Stock,    Series   C   Preferred    Stock,    Series   D   Preferred
--------------------------------------------------------------------------------
Stock and Series E Preferred Stock
----------------------------------

                  On October 17, 2003, QIP and SFM Domestic Investments, as the sole holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock executed the Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (the "Waiver and Consent") (the form of which is incorporated by reference hereto as Exhibit DDDD and incorporated herein by reference in response to this Item 6). Pursuant to the Waiver and Consent, (i) the issuance and sale of the Notes pursuant to the Note Purchase Agreement, (ii) the issuance of Subsequent Round Securities upon conversion of the Notes, and (iii) the issuance of Shares or other securities of the Issuer upon conversion of any Subsequent Round Securities were approved in all respects.

                                                             Page 10 of 44 Pages

                  The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by the terms of the Waiver and Consent, which is incorporated herein by reference in response to this Item 6.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 11 of 44 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 20, 2003                 QUANTUM INDUSTRIAL PARTNERS LDC

                                       By:/s/ John F. Brown
                                          ---------------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By: QIH Management LLC,
                                           its General Partner

                                       By: Soros Private Funds Management LLC,
                                           its Managing Member

                                       By: George Soros
                                           its Sole Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       QIH MANAGEMENT LLC

                                       By: Soros Private Funds Management LLC,
                                           its Managing Member

                                       By: George Soros
                                           its Sole Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       SOROS FUND MANAGEMENT LLC

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Assistant Counsel

                                       SFM DOMESTIC INVESTMENTS LLC

                                       By: George Soros
                                           Its Managing Member

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                       GEORGE SOROS

                                       By:/s/ John F. Brown
                                          --------------------------
                                          John F. Brown
                                          Attorney-in-Fact

                                                             Page 12 of 44 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
--                                                                      --------

AAAA.    Form of the Note Purchase Agreement, dated as of October 17,
         2003, by and between Bluefly, Inc. and the investors  listed
         on  Schedule  I  thereto....................................         13

BBBB.    Form of the Convertible Promissory Note, dated as of October
         17, 2003, by and between Bluefly, Inc. and Quantum Industrial
         Partners LDC..................................................       24

CCCC.    Form of the Convertible Promissory Note, dated as of October
         17, 2003, by and between Bluefly, Inc. and SFM Domestic
         Investments LLC...............................................       33

DDDD.    Form of the Waiver and Consent of the Holders of Series A
         Convertible Preferred Stock, Series B Convertible Preferred
         Stock, Series C Convertible Preferred Stock, Series D
         Convertible Preferred Stock and Series E Convertible Preferred
         Stock of Bluefly, Inc.........................................       42

                                                             Page 13 of 44 Pages

                                  EXHIBIT AAAA


                             NOTE PURCHASE AGREEMENT


          This NOTE PURCHASE AGREEMENT, dated as of October 17, 2003 (this "Agreement"), is entered into by and between BLUEFLY, INC., a Delaware corporation (the "Company"), and the investors listed on Schedule 1 hereto (each, an "Investor" and, collectively, the "Investors").

                                    RECITALS

          WHEREAS, the Investors desire to purchase from the Company, and the Company desires to issue and sell to the Investors, convertible promissory notes in the aggregate principal amount of two million dollars ($2,000,000), in the form attached hereto as Exhibit A (the "Notes"), on the terms, and subject to the conditions, contained herein.

                                    AGREEMENT

          NOW, THEREFORE, in consideration for the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE I
                           PURCHASE AND SALE OF NOTES

          SECTION 1.1 Notes. Subject to the terms and conditions hereof, the Company hereby issues and sells to the Investors, and each Investor hereby purchases from the Company, a Note in the aggregate principal amount set forth opposite such Investor's name in Schedule 1.

          SECTION 1.2 Purchase Price. The aggregate purchase price for the Notes to be purchased by each Investor is the amount set forth opposite such Investor's name in Schedule 1.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to the Investors as follows:

          SECTION 2.1 Organization, etc. The Company and its Subsidiary (as defined in Section 2.4(b)) have each been duly formed, and are each validly existing as a corporation in good standing under the laws of their respective States of incorporation, and are each qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified could reasonably be expected to have a material adverse effect on the assets, liabilities, condition (financial or other), business or results of operations of the Company and its Subsidiary taken as a whole (a "Material Adverse Effect"). The Company and its Subsidiary each have the requisite corporate power and authority to own, lease and operate their respective properties and to conduct their respective businesses as presently conducted. The Company has the requisite corporate power and authority to enter into, execute, deliver and perform all of its duties and obligations under this Agreement and to consummate the transactions contemplated hereby.

                                                             Page 14 of 44 Pages

          SECTION 2.2 Authorization. The execution, delivery and performance of this Agreement and the issuance of the Notes have been duly authorized by all necessary corporate action on the part of the Company, including, without limitation, the due authorization by the affirmative votes of a majority of the disinterested directors of the Company's Board of Directors.

          SECTION 2.3 Validity; Enforceability. This Agreement and the Notes have each been duly executed and delivered by the Company, and constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

          SECTION 2.4 Capitalization.

               (a) As of the date hereof, the authorized capital stock of the Company consists of 92,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), and 25,000,000 shares of preferred stock, $0.01 par value per share, of which 500,000 shares have been designated Series A Convertible
Preferred  Stock,  9,000,000  shares have been  designated  Series B Convertible
Preferred  Stock,  3,500  shares  have  been  designated  Series  C  Convertible
Preferred  Stock,  7,150  shares  have  been  designated  Series  D  Convertible
Preferred  Stock and 1,000  shares  have been  designated  Series E  Convertible
Preferred Stock. The issued and outstanding capital stock of the Company consists of (i) 11,107,948 shares of Common Stock, (ii) 460,000 shares of Series A Convertible Preferred Stock, (iii) 8,889,414 shares of Series B Convertible Preferred Stock, (iv) 1,000 shares of Series C Convertible Preferred Stock, (v) 7,136.548 shares of Series D Convertible Preferred Stock and (vi) 1,000 shares of Series E Convertible Preferred Stock. All such shares of the Company have been duly authorized and are fully paid and non-assessable. Except as set forth on Schedule 2.4 hereto or as otherwise contemplated by this Agreement, there are no outstanding options, warrants or other equity securities that are convertible into, or exercisable for, shares of the Company's capital stock.

               (b) The only Subsidiary of the Company is Clothesline Corporation. The Company owns all of the issued and outstanding capital stock of its Subsidiary, free and clear of all liens and encumbrances. All of such shares of capital stock are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws. There are no options, warrants, conversion privileges, subscription or purchase rights or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued, unauthorized or treasury shares of capital stock or other securities of, or any proprietary interest in, the Company's Subsidiary, and there is no outstanding security of any kind convertible into or exchangeable for such shares or proprietary interest. "Subsidiary" means, with respect to the Company, a corporation or other entity of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is held, directly or indirectly, by the Company.

          SECTION 2.5 Governmental Consents. The execution and delivery by the Company of this Agreement, and the performance by the Company of the transactions contemplated hereby, do not and will not require the Company to effectuate or obtain any registration with, consent or approval of, or notice to any federal, state or other governmental authority or regulatory body, other than periodic and other filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing sentence of this
Section 2.5, the Company is relying on the representations and warranties made by the Investors in Section 3.4.

                                                             Page 15 of 44 Pages

          SECTION 2.6 No Violation. The execution and delivery of this Agreement and the performance by the Company of the transactions contemplated hereby will not (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of the Company, (ii) result in a default or breach of, or, except for the approval of the holders of the Company's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock, require any consent, approval, authorization or permit of, or filing or notification to, any person, company or entity under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, factoring arrangement, license, agreement, lease or other instrument or obligation to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets may be bound or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to the Company or its Subsidiary, except, in the case of clause (ii) or (iii) above, any such event that could not reasonably be expected to have a Material Adverse Effect or materially impair the transactions contemplated hereby.

          SECTION 2.7 Issuance of Notes. The Notes have been validly issued, and, upon payment therefor, will be fully paid and non-assessable. The offering, issuance, sale and delivery of the Notes as contemplated by this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), are being made in compliance with all applicable federal and (except for any violation or non-compliance that could not reasonably be expected to have a Material Adverse Effect) state laws and regulations concerning the offer, issuance and sale of securities, and are not being issued in violation of any preemptive or other rights of any stockholder of the Company. The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing sentence of this Section 2.7, the Company is relying on the representations and warranties made by the Investors in Section 3.4.

          SECTION 2.8 Absence of Certain Developments. Since June 30, 2003, except as disclosed in the Company's public filings, there has not been any: (i) material adverse change in the condition, financial or otherwise, of the Company and its Subsidiary (taken as a whole) or in the assets, liabilities, properties or business of the Company and its Subsidiary (taken as a whole); (ii) declaration, setting aside or payment of any dividend or other distribution with respect to, or any direct or indirect redemption or acquisition of, any capital stock of the Company; (iii) waiver of any valuable right of the Company or its Subsidiary or cancellation of any material debt or claim held by the Company or its Subsidiary; (iv) material loss, destruction or damage to any property of the Company or its Subsidiary, whether or not insured; (v) acquisition or disposition of any material assets (or any contract or arrangement therefor) or any other material transaction by the Company or its Subsidiary otherwise than for fair value in the ordinary course of business consistent with past practice; or (vi) other agreement or understanding, whether in writing or otherwise, for the Company or its Subsidiary to take any action of the type, or any action that would result in an event of the type, specified in clauses (i) through (v).

          SECTION 2.9 Commission Filings. The Company has filed all required forms, reports and other documents with the Securities and Exchange Commission (the "Commission") for periods from and after January 1, 2003 (collectively, the "Commission Filings"), each of which has complied in all material respects with all applicable requirements of the Securities Act and/or the Exchange Act (as applicable). The Company has heretofore made available to the Investors all of the Commission Filings, including the Company's Annual Report on Form 10-K for

                                                             Page 16 of 44 Pages

the year ended December 31, 2002 and the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003. As of their respective dates, the Commission Filings did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included or incorporated by reference in such Commission Filings have been prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP") (except as may be indicated in the notes thereto or, in the case of the unaudited consolidated statements, as permitted by Form 10-Q), complied as of their respective dates in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiary as of the dates thereof and the results of operations for the periods then ended (subject, in the case of any unaudited consolidated interim financial statements, to the absence of footnotes required by GAAP and normal year-end adjustments).

          SECTION 2.10 Brokers. Neither the Company, nor any of its officers, directors or employees, has employed any broker or finder, or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated hereby.

                                   ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

         Each Investor represents and warrants to the Company, severally but not jointly, as follows:

          SECTION 3.1 Organization, etc. Such Investor has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of organization. Such Investor has the requisite organizational power and authority to enter into, execute, deliver and perform all of its duties and obligations under this Agreement and to consummate the transactions contemplated hereby.

          SECTION 3.2 Authority. The execution, delivery and performance of this Agreement have been duly authorized by all necessary organizational or other action on the part of such Investor.

          SECTION 3.3 Validity; Enforceability. This Agreement has been duly executed and delivered by such Investor, and constitutes the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

          SECTION 3.4 Investment Representations. Such Investor acknowledges that the offer and sale of the Notes to such Investor have not been registered under the Securities Act, or the securities laws of any state or regulatory body, are being offered and sold in reliance upon exemptions from the registration requirements of the Securities Act and such laws and may not be transferred or resold without registration under such laws unless an exemption is available.

               (a) Such Investor is acquiring the Notes for investment, and not with a view to the resale or distribution thereof, and is acquiring the Notes for its own account.

               (b) Such Investor is an "accredited investor" (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act), is sophisticated in financial matters and is familiar with the business of the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Such Investor has had the opportunity to investigate on its own the Company's business, management and financial affairs and has had the opportunity to review the Company's operations and facilities and to ask questions and obtain whatever other information concerning the Company as such Investor has deemed relevant in making its investment decision.

                                                             Page 17 of 44 Pages

               (c) Such Investor is in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. Neither such Investor, nor any of its principal owners, partners, members, directors or officers is included on: (i) the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions, based on U.S. foreign policy and national security goals; (ii) Executive Order 13224, which sets forth a list of individuals and groups with whom U.S. persons are prohibited from doing business because such persons have been identified as terrorists or persons who support terrorism or (iii) any other watch list issued by any governmental authority, including the Commission.

               (d) No representations or warranties have been made to such Investor by the Company or any director, officer, employee, agent or affiliate of the Company, other than the representations and warranties of the Company set forth herein, and the decision of such Investor to purchase the Notes is based on the information contained herein, the Commission Filings and such Investor's own independent investigation of the Company.

          SECTION 3.5 Governmental Consents. The execution and delivery by such Investor of this Agreement, and the performance by such Investor of the transactions contemplated hereby, do not and will not require such Investor to effectuate or obtain any registration with, consent or approval of, or notice to any federal state or other governmental authority or regulatory body, except for the filing with the Commission of a Form 4 and an amendment to such Investor's
Schedule 13D under the Exchange Act with respect to its acquisition of the Notes.

          SECTION 3.6 No Violation. The execution and delivery of this Agreement and the performance by such Investor of the transactions contemplated hereby, will not (i) conflict with or result in a breach of any provision of the articles of incorporation, by-laws or similar organizational documents of such Investor or (ii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to such Investor, except, in the case of clause (ii) above, any such violation that could not reasonably be expected to materially impair the transactions contemplated hereby. SECTION 3.7 Brokers. Neither such Investor, nor any of its officers, directors or employees, has employed any broker or finder, or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated hereby.

                                   ARTICLE IV
                            SURVIVAL; INDEMNIFICATION

          SECTION 4.1 Survival. The representations and warranties contained in Articles II and III hereof shall survive until the first anniversary of the date hereof.

          SECTION 4.2 Indemnification. Each party (including its officers, directors, employees, affiliates, agents, successors and assigns (each an "Indemnified Party")) shall be indemnified and held harmless by the other parties hereto (each an "Indemnifying Party") for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys' fees and expenses) actually suffered or incurred by them (collectively, "Losses"),

                                                             Page 18 of 44 Pages

arising out of or resulting from the breach of any representation or warranty made by an Indemnifying Party contained in this Agreement. Notwithstanding the foregoing, the aggregate liability of any Investor under this Article IV shall in no event exceed fifty percent (50%) of the purchase price paid by such Investor for the Notes purchased by it and the aggregate liability of the Company under this Article IV shall in no event exceed fifty percent (50%) of the purchase price paid by the Investors for the Notes, except that the Company's liability for a violation of any of the representations and warranties contained in the first two sentences of Section 2.7 may exceed such limitation, but shall in no event exceed one hundred percent (100%) of the purchase price paid by the Investors for the Notes.

          SECTION 4.3 Indemnification Procedure. The obligations and liabilities of the Indemnifying Party under this Article IV with respect to Losses arising from claims of any third party that are subject to the indemnification provided for in this Article IV ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim promptly after the receipt by the Indemnified Party of such notice (which notice shall include the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IV except to the extent the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article IV. Upon written notice to the Indemnified Party within five (5) days of the receipt of such notice, the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its or his expense and through counsel of its or his choice (which counsel shall be reasonably satisfactory to the Indemnified Party); provided, however, that, if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of counsel to the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its or his own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the expense of the Indemnifying Party. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to such Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses (including himself), records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party on behalf of the Indemnified Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld); provided, however, in the event that the Indemnified

                                                             Page 19 of 44 Pages

Party does not consent to any such settlement that would provide it with a full release from indemnified Loss and would not require it to take, or refrain from taking, any action, the Indemnifying Party's liability for indemnification shall not exceed the amount of such proposed settlement. The Indemnified Party will refrain from any act or omission that is inconsistent with the position taken by the Indemnifying Party in the defense of a Third Party Claim unless the Indemnified Party determines that such act or omission is reasonably necessary to protect its own interest.

                                    ARTICLE V
                                  MISCELLANEOUS

          SECTION 5.1 Publicity. Except as may be required by applicable law or the rules of any securities exchange or market on which securities of the Company are traded, no party hereto shall issue a press release or public announcement or otherwise make any disclosure concerning this Agreement and the transactions contemplated hereby, without prior approval of the others; provided, however, that nothing in this Agreement shall restrict the Company or any Investor from disclosing such information (a) that is already publicly available, (b) that may be required or appropriate in response to any summons or subpoena (provided that the disclosing party will use commercially reasonable efforts to notify the other parties in advance of such disclosure under this clause (b) so as to permit the non-disclosing parties to seek a protective order or otherwise contest such disclosure, and the disclosing party will use commercially reasonable efforts to cooperate, at the expense of the non-disclosing parties, in pursuing any such protective order) or (c) in connection with any litigation involving disputes as to the parties' respective rights and obligations hereunder.

          SECTION 5.2 Entire Agreement. This Agreement and any other agreement or instrument to be delivered expressly pursuant to the terms hereof constitute the entire Agreement between the parties hereto with respect to the subject matter hereof and supersede all previous negotiations, commitments and writings with respect to such subject matter.

          SECTION 5.3 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein.

          SECTION 5.4 Amendments. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the parties against whom such amendment or modification is sought to be enforced.

          SECTION 5.5 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

          SECTION 5.6 Notices and Addresses. Any notice, demand, request, waiver, or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served or sent by facsimile; on the business day after notice is delivered to a courier or mailed by express mail, if sent by courier delivery service or express mail for next day delivery; and on the fifth business day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

                                                             Page 20 of 44 Pages

To Company:                         Bluefly, Inc.
                                    42 West 39th Street, 9th Floor
                                    New York, New York 10018
                                    Fax:     (212) 840-1903
                                    Attn:    Jonathan B. Morris

                                    With a copy to:

                                    Swidler Berlin Shereff Friedman, LLP
                                    405 Lexington Avenue
                                    New York, New York 10174
                                    Fax:     (212) 891-9598
                                    Attn:    Richard A. Goldberg, Esq.


To the Investors:          To the address set forth on Schedule 1.
                                                       ----------

          SECTION 5.7 Severability. In the event that any provision of this Agreement becomes or is declared by a ------------ court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          SECTION 5.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of law principles. The parties agree that the federal and state courts located in New York, New York shall have exclusive jurisdiction over any dispute involving this Agreement or the transactions contemplated hereby, and each party hereby irrevocably submits to the jurisdiction of, and waives any objection to the laying of venue in, such courts.

          SECTION 5.9 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile, and a facsimile signature shall have the same force and effect as an original signature on this Agreement.

          SECTION 5.10 Expenses. The Company shall reimburse the Investors for their reasonable legal fees and expenses incurred in connection with the negotiation of this Agreement and the transactions contemplated hereby. Except as provided above, all costs and expenses, including, without limitation, fees and disbursements of counsel, incurred in connection with the negotiation, execution and delivery of this Agreement and its related documents shall be paid by the party incurring such costs and expenses, whether or not the closing shall have occurred.

                                                             Page 21 of 44 Pages

          IN WITNESS WHEREOF, this Agreement has been duly executed on the date first set forth above.

                                               BLUEFLY, INC.

                                               By:
                                                  ------------------------------
                                                  Name:
                                                  Title:

                                               QUANTUM INDUSTRIAL PARTNERS LDC



                                               By:
                                                  ------------------------------
                                                  Name:
                                                  Title:

                                               SFM DOMESTIC INVESTMENTS LLC



                                               By:
                                                  ------------------------------
                                                  Name:
                                                  Title:

                                                             Page 22 of 44 Pages

                                   SCHEDULE 1

                    INVESTORS AND SHARE AND NOTE ALLOCATIONS

------------------------------------- -------------------- ---------------------
                                      Aggregate Principal   Aggregate Purchase
Name and Address of Investor          Amount of Note        Price
----------------------------          --------------          ------

------------------------------------- -------------------- ---------------------
------------------------------------- -------------------- ---------------------
Quantum Industrial Partners LDC             $1,936,564         $1,936,564
Kaya Flamboyan 9
Villemstad
Curacao
Netherlands-Antilles

with a copy to:

Soros Fund Management LLC
888 Fifth Avenue
New York, New York 10106
Facsimile:  (212) 664-0544
Attn:  John F. Brown, Esq.
------------------------------------- -------------------- ---------------------
------------------------------------- -------------------- ---------------------
SFM Domestic Investments LLC                   $63,436            $63,436
c/o Soros Fund Management LLC
888 Fifth Avenue
New York, New York 10106
Facsimile:  (212) 664-0544
Attn:  John F. Brown, Esq.
------------------------------------- -------------------- ---------------------
------------------------------------- -------------------- ---------------------
                                     TOTAL  $2,000,000         $2,000,000
------------------------------------- -------------------- ---------------------

                                                             Page 23 of 44 Pages



                                  SCHEDULE 2.4

                                 CAPITALIZATION



     As of the date hereof (except as otherwise provided below), but without giving effect to the transactions contemplated by this Agreement, the following equity securities are outstanding and convertible into, or exercisable for shares of Common Stock:

         1. 460,000 shares of Series A Convertible Preferred Stock (the "Series A Stock") are issued and outstanding. The Series A Stock is convertible into 3,931,623 shares of Common Stock.

         2. 8,889,414 shares of Series B Convertible Preferred Stock (the "Series B Stock") are issued and outstanding. The Series B Stock is convertible into 27,370,037 shares of Common Stock.

         3. Warrants to purchase an aggregate of 1,119,144 shares of Common Stock are issued and outstanding.

         4. Options issued to purchase 10,370,912 shares of Common Stock are issued and outstanding under the Company's 1997 Stock Option Plan, as amended, and 2000 Stock Option Plan, as amended.

         5. 1,000 shares of Series C Convertible Preferred Stock (the "Series C Stock") are issued and outstanding. The Series C Stock is convertible into 1,315,788 shares of Common Stock.

         6. 7,136.548 shares of Series D Convertible Preferred Stock (the "Series D Stock") are issued and outstanding. The Series D Stock is convertible into 9,390,194 shares of Common Stock.

         7. 1,000 shares of Series E Convertible Preferred Stock (the "Series E Stock") are issued and outstanding. The Series E Stock is convertible into 1,315,788 shares of Common Stock.

                                                             Page 24 of 44 Pages

                                  EXHIBIT BBBB



THE OFFER AND SALE OF THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS NOTE AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. CERTIFICATES REPRESENTING ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE SHALL INCLUDE A LEGEND TO SIMILAR EFFECT AS THE FOREGOING.



                                  BLUEFLY, INC.

                           CONVERTIBLE PROMISSORY NOTE


$1,936,564
New York, New York                                              October 17, 2003

     FOR VALUE RECEIVED, the undersigned, BLUEFLY, INC., a Delaware corporation (the "Payor" or the "Company"), promises to pay to the order of QUANTUM INDUSTRIAL PARTNERS LDC or its registered assign (the "Payee"), the principal sum of One Million, Nine Hundred Thirty-Six Thousand Five Hundred and Sixty-Four Dollars ($1,936,564) and interest on the outstanding principal balance as set forth herein.

          1. Interest Rate; Payment.

               (a) The outstanding principal balance of this Convertible Promissory Note (this "Note") shall bear interest at an annual rate equal to 12% per annum, with interest accruing, from and including the date hereof, on a cumulative, compounding basis. Interest shall be computed on the basis of a 365- or 366-day year, as the case may be, and the actual number of days elapsed, and, subject to Section 5, shall be payable only upon repayment of the principal on any Repayment Date (as defined below) in cash.

               (b) The outstanding balance of any amount owed under this Note which is not paid when due shall bear interest at the rate of 2.0% per annum (the "Default Interest") above the rate that would otherwise be in effect under this Note with the Default Interest accruing, from and including such due date, on a cumulative, compounding basis.

               (c) The outstanding principal and all accrued and unpaid interest shall be paid in full no later than April 14, 2004 (the "Maturity Date"), unless repaid earlier pursuant to the provisions of Section 2 (the date of any payment pursuant to Section 2 and the Maturity Date, collectively referred to as a "Repayment Date") or unless converted into Subsequent Round Securities (as defined below) pursuant to Section 5 on or prior to the Maturity Date. On a Repayment Date, the Payor shall pay the applicable amount of principal and interest in lawful money of the United States of America by wire or bank transfer of immediately available funds to an account designated by the Payee in writing from time to time.

                                                             Page 25 of 44 Pages

          2. Prepayment.

               (a) Mandatory Prepayment.

                    (i)  Upon the  occurrence  of an  Event  of  Default  (under
Section 3(d) or (e)), the outstanding principal of and all accrued interest on this Note shall be accelerated and shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Payor, notwithstanding anything contained herein to the contrary.

                    (ii) The Payee shall, at its sole option, have the right to require the Payor to pay the outstanding principal of and all accrued interest on this Note upon the occurrence of any of the following events: (1) an Event of Default under Section 3(a), (b), (c), (f), (g) or (h), (2) the Company entering into an agreement to effectuate any sale or other disposition of all or substantially all of its assets, in one transaction or in a series of transactions, (3) the Company entering into an agreement to effectuate any consolidation or merger into another entity, or (4) any sale of a majority of the outstanding equity of the Company (or any other event that constitutes a Change of Control (as defined below) of the Company), in one transaction or in a series of transactions. Immediately upon the occurrence of either of the events set forth in clauses (1), (2) or (3) above, or immediately upon obtaining knowledge that any person has entered into an agreement to effectuate the event set forth in clause (4) above, the Company shall give written notice of such event to the Payee. "Change of Control" means any "Person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or "group" (as defined in Rule 13d-5, promulgated under the Exchange Act) other than Payee and its affiliates or any group that includes Payee and/or its affiliates, becoming the beneficial owner (as determined by Rule 13d-3, promulgated under the Exchange Act), directly or indirectly, of outstanding shares of stock of the Company entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast at a regular or special meeting, or by action by written consent, of the stockholders of the Company in the election of directors.

                    (iii) Any mandatory prepayment under this Section 2(a) shall include payment of reasonable costs and expenses, if any, of the Payee associated with such prepayment.

               (b) Optional Prepayment. The Company may, at its option, without premium or penalty, upon five (5) days' prior written notice to the Payee, repay the unpaid principal amount of this Note, at any time in whole or from time to time in part, together with interest accrued thereon to the date of prepayment. Any such prepayment shall be applied first to the payment of accrued interest and then to repayment of principal. Upon any partial prepayment of the unpaid principal amount of this Note, the Holder shall make notation on this Note of the portion of the principal so prepaid. No notice of prepayment shall in any way prohibit the Payee from converting this Note pursuant to Section 5.

          3. Events of Default. An "Event of Default" shall occur if:

               (a) the Payor shall default in the payment of the principal of or interest payable on this Note, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise and such default with respect to the payment of interest shall continue unremedied for two days;

                                                             Page 26 of 44 Pages

               (b) the Payor shall fail to observe or perform any covenant or agreement contained in this Note, and such failure shall continue for five business days after Payor receives notice of such failure;

               (c) any representation, warranty, certification or statement made by or on behalf of the Payor in this Note or in any certificate, writing or other document delivered pursuant hereto shall prove to have been incorrect in any material respect when made;

               (d) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking
(A) relief in respect of Payor or of a substantial part of Payor's respective property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law (any such law, a "Bankruptcy Law"), (B) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of any Payor,
(C) the winding up or liquidation of any Payor; and such proceeding or petition shall continue undismissed for 60 days, or an order or decree approving or ordering any of the foregoing shall be entered;

               (e) the Payor shall (A) voluntarily commence any proceeding or file any petition seeking relief under a Bankruptcy Law, (B) consent to the institution of or the entry of an order for relief against it, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (d), (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of the Payor, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors, (F) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (G) take any action for the purpose of effecting any of the foregoing;

               (f) one or more judgments or orders for the payment of money in excess of $250,000 in the aggregate shall be rendered against the Payor and such judgment(s) or order(s) shall continue unsatisfied and unstayed for a period of 30 days;

               (g) the Payor shall default in the payment of any principal, interest or premium, or any observance or performance of any covenants or agreements, with respect to indebtedness (excluding trade payables and other indebtedness entered into in the ordinary course of business) in excess of $50,000 in the aggregate for borrowed money or any obligation which is the substantive equivalent thereof and such default shall continue for more than the period of grace, if any, or of any such indebtedness or obligation shall be declared due and payable prior to the stated maturity thereof;

               (h) any material provisions of this Note shall terminate or become void or unenforceable or the Payor shall so assert in writing.

          4. Subordination.

               (a) Agreement of Subordination. The Payor covenants and agrees, and the Payee likewise covenants and agrees, that (i) to the extent and in the manner hereinafter set forth in this Section 4, the obligations of the Company

                                                             Page 27 of 44 Pages

to pay the principal of and accrued interest on this Note (the "Obligations") are hereby expressly made subordinate and junior in right of payment to the prior payment in full of all amounts owing to, under the Financing Agreement, dated March 30, 2001, as amended (the "Financing Agreement"), by and between the Payor and Rosenthal & Rosenthal, Inc., a New York Corporation, whether outstanding at the date hereof or hereinafter incurred (such indebtedness being hereinafter referred to as the "Senior Indebtedness"); (ii) the subordination is solely for the benefit of any holders of Senior Indebtedness; and (iii) each holder of Senior Indebtedness whether now outstanding or hereinafter created, incurred, assumed or guaranteed shall be deemed to have extended or acquired such Senior Indebtedness in reliance upon the covenants and provisions contained herein.

               (b) Subordination Upon Certain Events. Upon the occurrence of any Event of Default under Sections 3(d) or (e) of this Note:

                    (i) Upon any payment or distribution of assets of the Payor to creditors of the Company, holders of Senior Indebtedness shall be entitled to receive indefeasible payment in full of all obligations with respect to the Senior Indebtedness before the holder of this Note shall be entitled to receive any payment in respect of the Obligations.

                    (ii) Until all Senior Indebtedness is paid in full, any distribution to which the Payee would be entitled but for this Section 4 shall be made to holders of Senior Indebtedness, as their interests may appear, except that the Payee may receive securities that are subordinate to the Senior Indebtedness to at least the same extent as this Note.

                    (iii) For purposes of this Section 4, a distribution may consist of cash, securities or other property, by set-off or otherwise.

                    (iv)   Notwithstanding  the  foregoing  provisions  of  this
Section 4(b), if payment or delivery by the Company of cash, securities or other property to the Payee is authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of this Note to the Senior Indebtedness, and made by a court of competent jurisdiction in a proceeding under any applicable bankruptcy or reorganization law, payment or delivery by the Company of such cash, securities or other property shall be made to the Payee in accordance with such order or decree.

               (c) Limitation on Payment.

                    (i) Upon receipt by the Company and the Payee of a Blockage Notice (as defined below), then unless and until (A) all defaults in the payment of any Senior Indebtedness (the "Senior Defaults") that gave rise to the Blockage Notice shall have been remedied or effectively waived or shall have ceased to exist or (B) the Senior Indebtedness in respect of which such Senior Defaults shall have occurred shall have been paid in full or (C) a notice of acceleration of the maturity of such Senior Indebtedness shall have been transmitted to the Company in respect of such Senior Defaults, no direct or indirect payment (in cash, property, securities or by set-off or otherwise) of or on account of the principal of or interest on this Note or in respect of any redemption, retirement, purchase or other acquisition of this Note shall be made during any period prior to the expiration of the Blockage Period (as defined below); provided, however, that in no event shall the foregoing prevent the Payee from converting this Note into shares of Subsequent Round Securities.

                    (ii) For purposes of this Section 4, a "Blockage Notice" is a notice of a Senior Default that in fact has occurred and is continuing, given to the Company and the Payee by any holders of Senior Indebtedness then outstanding (or their authorized agent); provided, however, that no such notice shall be effective as a Blockage Notice if an effective Blockage Notice shall have been given within 360 days prior thereto.

                                                             Page 28 of 44 Pages

                    (iii) For purposes of this Section 4, a "Blockage Period" with respect to a Blockage Notice is the period commencing upon the Company's receipt of such Blockage Notice and having the duration set forth in the particular agreement establishing the Senior Indebtedness to which the Company is a party; provided, that, such Blockage Period is no more than 90 days.

          Notwithstanding the foregoing, the Blockage Period shall be inapplicable or cease to be effective if an Event of Default pursuant to Section 3(d) or (e) shall have occurred. In addition, any Blockage Period shall cease to be effective if at any time during such period (i) substantial assets of the Company are sold or otherwise disposed of outside of the ordinary course of business for less than fair value or (ii) payment or any distribution of any character, whether in cash, securities or other property of the Company shall be made to or received by any creditor on any indebtedness which is on the same level of priority with or junior and subordinate in right of payment to this Note.

          Upon the expiration or termination of any Blockage Period, the Payee shall be entitled to exercise any of its rights with respect to this Note other than any right to accelerate the maturity date of this Note based upon the occurrence of any Event of Default in respect thereto which has been cured or otherwise remedied during the Blockage Period.

               (d) Payments and Distributions Received. If the Payee shall have received any payment from or distribution of assets of the Company in respect of Obligations in contravention of the terms of this Section 4 before all Senior Indebtedness is paid in full, then and in such event such payment or distribution shall be received and held in trust for and shall be paid over or delivered to the holders of Senior Indebtedness to the extent necessary to pay all such Senior Indebtedness in full.

               (e) Proofs of Claim. If, while any Senior Indebtedness is outstanding, any Event of Default under Section 3(d) or (e) of this Note occurs, the Payee shall duly and promptly take such action as any holder of Senior Indebtedness may reasonably request to collect any payment with respect to this Note for the account of the holders of the Senior Indebtedness and to file appropriate claims or proofs of claim in respect of this Note. Upon the failure of the Payee to take any such action, each holder of Senior Indebtedness is hereby irrevocably authorized and empowered (in its own name or otherwise), but shall have no obligation, to demand, sue for, collect and receive every payment or distribution referred to in respect of this Note and to file claims and proofs of claim and take such other action as it may deem necessary or advisable for the exercise or enforcement of any of the rights or interests of the Holder with respect to this Note.

               (f) Subrogation. After all amounts payable under or in respect of Senior Indebtedness are paid in full in cash, the Payee shall be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Payee have been applied to the payment of Senior Indebtedness. A distribution made under this Section 4 to a holder of Senior Indebtedness which otherwise would have been made to the Payee is not, as between the Company and the Payee, a payment by the Company on Senior Indebtedness.

               (g) Relative Rights. This Section 4 defines the relative rights of the Payee and the holders of Senior Indebtedness. Nothing in this Section 4

                                                             Page 29 of 44 Pages

shall (i) impair, as between the Company and the Payee, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest (including Default Interest) on this Note in accordance with its terms; (ii) effect the relative rights of the Payee and creditors of the Company other than holders of Senior Indebtedness; (iii) prevent the Payee from exercising its available remedies upon an Event of Default, subject to the rights, if any, under this Section 4 of holders of Senior Indebtedness or (iv) prevent the Payee from exercising its conversion rights under Section 5.

               (h) Subordination May Not Be Impaired by the Company. No right of any holder of any Senior Indebtedness to enforce the subordination of the Obligations evidenced by this Note shall be impaired by any failure by the Company or such holder of Senior Indebtedness to act or by the failure of the Company or such holder to comply with this Note. The provisions of this Section 4 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Indebtedness is rescinded or must otherwise be returned by any holder of Senior Indebtedness as a result of the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.

               (i) Payments. A payment with respect to principal of or interest on the Obligations shall include, without limitation, payment of principal of and interest on this Note, and any payment on account of mandatory prepayment provisions.

               (j) Section Not to Prevent Events of Default. The failure to make a payment on account of principal of or interest on or other amounts constituting the Obligations by reason of any provision of this Section 4 shall not be construed as preventing the occurrence of an Event of Default under
Section 3.

          5. Conversion.

               (a) Right to Convert. Subject to the terms and conditions of this
Section 5 and to stockholder approval (to the extent, and only to the extent, required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Payor's common stock, par value $0.01 per share ("Common Stock"), may be listed from time to time (for the avoidance of doubt, it being understood that, prior to conversion of this Note, such approval need only be obtained as to the portion or portions, if any, of Subsequent Round Securities that the holder would acquire upon conversion that exceeds the amount that could be acquired without such approval under the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time)), the Payee shall have the right, at its option, at any time and from time to time, upon the consummation of any Subsequent Round of Financing (as defined below), to convert all or any portion of the principal amount of this Note and any accrued and unpaid interest thereon (collectively, "Note Obligations") into a number of fully paid and nonassessable Subsequent Round Securities (with the most favorable terms received by any investor in such Subsequent Round of Financing) equal to the quotient obtained by dividing the aggregate amount of Note Obligations to be converted by the lowest price per Subsequent Round Security paid by any investor in such Subsequent Round of Financing. Written notice of a Subsequent Round of Financing stating the date on which such Subsequent Round of Financing is expected to become effective and describing the terms and conditions of such Subsequent Round of Financing shall be delivered by the Company to, and received by, the Payee not less than 10 days prior to the consummation of such Subsequent Round of Financing.

               (b) Procedure for Conversion. In order to convert all or any portion of the Note Obligations, the Payee shall (i) surrender this Note, duly

                                                             Page 30 of 44 Pages

endorsed, at the office of the Payor and (ii) simultaneously with such surrender, notify the Payor in writing of its election to convert all or a portion of the Note Obligations, which notice shall specify the amount of principal and interest included in the Note Obligations to be so converted. The date on which the Note is surrendered for conversion is referred to herein as the "Conversion Date." As soon as practicable after the Conversion Date, the Payee shall be entitled to receive a certificate or certificates, registered in such name or names as the Payee may direct, representing the Subsequent Round Securities issuable upon conversion of the applicable Note Obligations, along with a new promissory note, in the same form as this Note, reflecting any Note Obligations that have not been so converted; provided that the Payee shall be treated for all purposes as the record holder of such Subsequent Round
Securities as of the Conversion Date. The issuance of Subsequent Round Securities upon conversion of any Note Obligations shall be made without charge to the Payee for any issuance tax in respect thereof, provided that the Payor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Payee.

               (c) Reservation of Shares. Payor shall reserve and keep available solely for issuance upon the conversion of Note Obligations such number of shares of Subsequent Round Securities as will from time to time be sufficient to permit the conversion of all outstanding Note Obligations (collectively, the "Conversion Securities"), and, if applicable, shall take all action to increase the authorized number of Subsequent Round Securities if at any time there shall be insufficient authorized but unissued Subsequent Round Securities to permit such reservation or permit the conversion of all outstanding Note Obligations and Subsequent Round Securities. The Payor covenants that all Conversion Securities that shall be so issued shall be duly authorized, validly issued, fully paid and non-assessable by the Payor, not subject to any preemptive rights, and free from any taxes, liens and charges with respect to the issue thereof. The Payor will take all such action as may be necessary to ensure that all such Conversion Securities may be so issued without violation of any applicable law or regulation, or any requirement of any national securities exchange or quotation system upon which the Common Stock may be listed.

               (d) Certain Definitions. For purposes of this Note, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa):

          "Subsequent Round of Financing" means the offer and sale for cash by the Company of its equity securities.

          "Subsequent Round Securities" means the equity securities sold in the Subsequent Round of Financing; provided that, to the extent that two or more types or classes of equity securities are sold as a unit in the Subsequent Round of Financing, "Subsequent Round Securities" shall mean a unit consisting of the same types or classes of equity securities, in the same proportion, as the units sold in the Subsequent Round of Financing.

          6. Suits for Enforcement.

               (a) Upon the occurrence of any one or more Events of Default, the holder of this Note may proceed to protect and enforce its rights by suit in equity, action at law or by other appropriate proceeding in aid of the exercise of any power granted in this Note, or may proceed to enforce the payment of this Note, or to enforce any other legal or equitable right it may have as a holder of this Note.

                                                             Page 31 of 44 Pages

               (b) The holder of this Note may direct the time, method and place of conducting any proceeding for any remedy available to itself.

               (c) In case of any Event of Default, the Payor will pay to the holder of this Note such amounts as shall be sufficient to cover the reasonable costs and expenses of such holder due to such Event of Default, including without limitation, costs of collection and reasonable fees, disbursements and other charges of counsel incurred in connection with any action in which the holder prevails.

          7. Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in accordance with the provisions of the Note Purchase Agreement, dated as of the date hereof, by and among the Payor and the investors listed on Schedule 1 thereto.

          8. Successors and Assigns. This Note shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. The Payor may not assign any of its rights or obligations under this Note without the prior written consent of Payee. The Payee may assign all or a portion of their rights or obligations under this Note to an affiliate without the prior written consent of the Payor.

          9. Amendment and Waiver.

               (a) No failure or delay on the part of the Payor or Payee in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Payor or Payee at law, in equity or otherwise.

               (b) Any amendment, supplement or modification of or to any provision of this Note, any waiver of any provision of this Note and any consent to any departure by the Payor from the terms of any provision of this Note, shall be effective (i) only if it is made or given in writing and signed by the Payor and the Payee and (ii) only in the specific instance and for the specific purpose for which made or given.

          10. Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          11. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

          12. Costs and Expenses. The Payor hereby agrees to pay on demand all reasonable out-of-pocket costs, fees, expenses, disbursements and other charges (including but not limited to the fees, expenses, disbursements and other charges of counsel to the Payee) of the Payee arising in connection with any consent or waiver granted or requested hereunder or in connection herewith, and any renegotiation, amendment, work-out or settlement of this Note or the indebtedness arising hereunder.

          13. Waiver of Jury Trial and Setoff. The Payor hereby waives trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Note or any instrument or document delivered pursuant to this Note, or the validity, protection, interpretation, collection or enforcement thereof, or any other claim or dispute howsoever arising, between any Payor and the Payee; and the Payor hereby waives the right to interpose any setoff or counterclaim or cross-claim in connection with any such litigation, irrespective of the nature of such setoff, counterclaim or cross-claim except to the extent that the failure so to assert any such setoff, counterclaim or cross-claim would permanently preclude the prosecution of the same.

                                                             Page 32 of 44 Pages

          14. Consent to Jurisdiction. The Payor hereby irrevocably consents to the nonexclusive jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Note or any document or instrument delivered pursuant to this Agreement.

          15. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

          16. Entire Agreement. This Note is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Note supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          17.  Further  Assurances.  The Payor shall execute such  documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Note.

                                  BLUEFLY, INC.


                                  By:  ____________________________
                                       Name:
                                       Title:

                                                             Page 33 of 44 Pages

                                  EXHIBIT CCCC


THE OFFER AND SALE OF THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS NOTE AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. CERTIFICATES REPRESENTING ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE SHALL INCLUDE A LEGEND TO SIMILAR EFFECT AS THE FOREGOING.



                                  BLUEFLY, INC.

                           CONVERTIBLE PROMISSORY NOTE


$63,436
New York, New York                                              October 17, 2003

          FOR VALUE RECEIVED, the undersigned, BLUEFLY, INC., a Delaware corporation (the "Payor" or the "Company"), promises to pay to the order of SFM DOMESTIC INVESTMENTS LLC or its registered assign (the "Payee"), the principal sum of Sixty-Three Thousand Four Hundred and Thirty-Six Dollars ($63,436) and interest on the outstanding principal balance as set forth herein.

          1. Interest Rate; Payment.

               (a) The outstanding principal balance of this Convertible Promissory Note (this "Note") shall bear interest at an annual rate equal to 12% per annum, with interest accruing, from and including the date hereof, on a cumulative, compounding basis. Interest shall be computed on the basis of a 365- or 366-day year, as the case may be, and the actual number of days elapsed, and, subject to Section 5, shall be payable only upon repayment of the principal on any Repayment Date (as defined below) in cash.

               (b) The outstanding balance of any amount owed under this Note which is not paid when due shall bear interest at the rate of 2.0% per annum (the "Default Interest") above the rate that would otherwise be in effect under this Note with the Default Interest accruing, from and including such due date, on a cumulative, compounding basis.

               (c) The outstanding principal and all accrued and unpaid interest shall be paid in full no later than April 14, 2004 (the "Maturity Date"), unless repaid earlier pursuant to the provisions of Section 2 (the date of any payment pursuant to Section 2 and the Maturity Date, collectively referred to as a "Repayment Date") or unless converted into Subsequent Round Securities (as defined below) pursuant to Section 5 on or prior to the Maturity Date. On a Repayment Date, the Payor shall pay the applicable amount of principal and interest in lawful money of the United States of America by wire or bank transfer of immediately available funds to an account designated by the Payee in writing from time to time.

                                                             Page 34 of 44 Pages

          2. Prepayment.

               (a) Mandatory Prepayment.

                    (i)  Upon the  occurrence  of an  Event  of  Default  (under
Section 3(d) or (e)), the outstanding principal of and all accrued interest on this Note shall be accelerated and shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Payor, notwithstanding anything contained herein to the contrary.

                    (ii) The Payee shall, at its sole option, have the right to require the Payor to pay the outstanding principal of and all accrued interest on this Note upon the occurrence of any of the following events: (1) an Event of Default under Section 3(a), (b), (c), (f), (g) or (h), (2) the Company entering into an agreement to effectuate any sale or other disposition of all or substantially all of its assets, in one transaction or in a series of transactions, (3) the Company entering into an agreement to effectuate any consolidation or merger into another entity, or (4) any sale of a majority of the outstanding equity of the Company (or any other event that constitutes a Change of Control (as defined below) of the Company), in one transaction or in a series of transactions. Immediately upon the occurrence of either of the events set forth in clauses (1), (2) or (3) above, or immediately upon obtaining knowledge that any person has entered into an agreement to effectuate the event set forth in clause (4) above, the Company shall give written notice of such event to the Payee. "Change of Control" means any "Person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or "group" (as defined in Rule 13d-5, promulgated under the Exchange Act) other than Payee and its affiliates or any group that includes Payee and/or its affiliates, becoming the beneficial owner (as determined by Rule 13d-3, promulgated under the Exchange Act), directly or indirectly, of outstanding shares of stock of the Company entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast at a regular or special meeting, or by action by written consent, of the stockholders of the Company in the election of directors.

                    (iii) Any mandatory prepayment under this Section 2(a) shall include payment of reasonable costs and expenses, if any, of the Payee associated with such prepayment.

               (b) Optional Prepayment. The Company may, at its option, without premium or penalty, upon five (5) days' prior written notice to the Payee, repay the unpaid principal amount of this Note, at any time in whole or from time to time in part, together with interest accrued thereon to the date of prepayment. Any such prepayment shall be applied first to the payment of accrued interest and then to repayment of principal. Upon any partial prepayment of the unpaid principal amount of this Note, the Holder shall make notation on this Note of the portion of the principal so prepaid. No notice of prepayment shall in any way prohibit the Payee from converting this Note pursuant to Section 5.

          3. Events of Default. An "Event of Default" shall occur if:

               (a) the Payor shall default in the payment of the principal of or interest payable on this Note, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise and such default with respect to the payment of interest shall continue unremedied for two days;

                                                             Page 35 of 44 Pages

               (b) the Payor shall fail to observe or perform any covenant or agreement contained in this Note, and such failure shall continue for five business days after Payor receives notice of such failure;

               (c) any representation, warranty, certification or statement made by or on behalf of the Payor in this Note or in any certificate, writing or other document delivered pursuant hereto shall prove to have been incorrect in any material respect when made;

               (d) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking
(A) relief in respect of Payor or of a substantial part of Payor's respective property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law (any such law, a "Bankruptcy Law"), (B) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of any Payor,
(C) the winding up or liquidation of any Payor; and such proceeding or petition shall continue undismissed for 60 days, or an order or decree approving or ordering any of the foregoing shall be entered;

               (e) the Payor shall (A) voluntarily commence any proceeding or file any petition seeking relief under a Bankruptcy Law, (B) consent to the institution of or the entry of an order for relief against it, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (d), (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of the Payor, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors, (F) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (G) take any action for the purpose of effecting any of the foregoing;

               (f) one or more judgments or orders for the payment of money in excess of $250,000 in the aggregate shall be rendered against the Payor and such judgment(s) or order(s) shall continue unsatisfied and unstayed for a period of 30 days;

               (g) the Payor shall default in the payment of any principal, interest or premium, or any observance or performance of any covenants or agreements, with respect to indebtedness (excluding trade payables and other indebtedness entered into in the ordinary course of business) in excess of $50,000 in the aggregate for borrowed money or any obligation which is the substantive equivalent thereof and such default shall continue for more than the period of grace, if any, or of any such indebtedness or obligation shall be declared due and payable prior to the stated maturity thereof;

               (h) any material provisions of this Note shall terminate or become void or unenforceable or the Payor shall so assert in writing.

          4. Subordination.

               (a) Agreement of Subordination. The Payor covenants and agrees, and the Payee likewise covenants and agrees, that (i) to the extent and in the manner hereinafter set forth in this Section 4, the obligations of the Company to pay the principal of and accrued interest on this Note (the "Obligations") are hereby expressly made subordinate and junior in right of payment to the prior payment in full of all amounts owing to, under the Financing Agreement, dated March 30, 2001, as amended (the "Financing Agreement"), by and between the

                                                             Page 36 of 44 Pages

Payor and Rosenthal & Rosenthal, Inc., a New York Corporation, whether outstanding at the date hereof or hereinafter incurred (such indebtedness being hereinafter referred to as the "Senior Indebtedness"); (ii) the subordination is solely for the benefit of any holders of Senior Indebtedness; and (iii) each holder of Senior Indebtedness whether now outstanding or hereinafter created, incurred, assumed or guaranteed shall be deemed to have extended or acquired such Senior Indebtedness in reliance upon the covenants and provisions contained herein.

               (b) Subordination Upon Certain Events. Upon the occurrence of any Event of Default under Sections 3(d) or (e) of this Note:

                    (i) Upon any payment or distribution of assets of the Payor to creditors of the Company, holders of Senior Indebtedness shall be entitled to receive indefeasible payment in full of all obligations with respect to the Senior Indebtedness before the holder of this Note shall be entitled to receive any payment in respect of the Obligations.

                    (ii) Until all Senior Indebtedness is paid in full, any distribution to which the Payee would be entitled but for this Section 4 shall be made to holders of Senior Indebtedness, as their interests may appear, except that the Payee may receive securities that are subordinate to the Senior Indebtedness to at least the same extent as this Note.

                    (iii) For purposes of this Section 4, a distribution may consist of cash, securities or other property, by set-off or otherwise.

                    (iv)   Notwithstanding  the  foregoing  provisions  of  this
Section 4(b), if payment or delivery by the Company of cash, securities or other property to the Payee is authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of this Note to the Senior Indebtedness, and made by a court of competent jurisdiction in a proceeding under any applicable bankruptcy or reorganization law, payment or delivery by the Company of such cash, securities or other property shall be made to the Payee in accordance with such order or decree.

               (c) Limitation on Payment.

                    (i) Upon receipt by the Company and the Payee of a Blockage Notice (as defined below), then unless and until (A) all defaults in the payment of any Senior Indebtedness (the "Senior Defaults") that gave rise to the Blockage Notice shall have been remedied or effectively waived or shall have ceased to exist or (B) the Senior Indebtedness in respect of which such Senior Defaults shall have occurred shall have been paid in full or (C) a notice of acceleration of the maturity of such Senior Indebtedness shall have been transmitted to the Company in respect of such Senior Defaults, no direct or indirect payment (in cash, property, securities or by set-off or otherwise) of or on account of the principal of or interest on this Note or in respect of any redemption, retirement, purchase or other acquisition of this Note shall be made during any period prior to the expiration of the Blockage Period (as defined below); provided, however, that in no event shall the foregoing prevent the Payee from converting this Note into shares of Subsequent Round Securities.

                    (ii) For purposes of this Section 4, a "Blockage Notice" is a notice of a Senior Default that in fact has occurred and is continuing, given to the Company and the Payee by any holders of Senior Indebtedness then outstanding (or their authorized agent); provided, however, that no such notice shall be effective as a Blockage Notice if an effective Blockage Notice shall have been given within 360 days prior thereto.

                                                             Page 37 of 44 Pages

                    (iii) For purposes of this Section 4, a "Blockage Period" with respect to a Blockage Notice is the period commencing upon the Company's receipt of such Blockage Notice and having the duration set forth in the particular agreement establishing the Senior Indebtedness to which the Company is a party; provided, that, such Blockage Period is no more than 90 days.

          Notwithstanding the foregoing, the Blockage Period shall be inapplicable or cease to be effective if an Event of Default pursuant to Section 3(d) or (e) shall have occurred. In addition, any Blockage Period shall cease to be effective if at any time during such period (i) substantial assets of the Company are sold or otherwise disposed of outside of the ordinary course of business for less than fair value or (ii) payment or any distribution of any character, whether in cash, securities or other property of the Company shall be made to or received by any creditor on any indebtedness which is on the same level of priority with or junior and subordinate in right of payment to this Note.

          Upon the expiration or termination of any Blockage Period, the Payee shall be entitled to exercise any of its rights with respect to this Note other than any right to accelerate the maturity date of this Note based upon the occurrence of any Event of Default in respect thereto which has been cured or otherwise remedied during the Blockage Period.

               (d) Payments and Distributions Received. If the Payee shall have received any payment from or distribution of assets of the Company in respect of Obligations in contravention of the terms of this Section 4 before all Senior Indebtedness is paid in full, then and in such event such payment or distribution shall be received and held in trust for and shall be paid over or delivered to the holders of Senior Indebtedness to the extent necessary to pay all such Senior Indebtedness in full.

               (e) Proofs of Claim. If, while any Senior Indebtedness is outstanding, any Event of Default under Section 3(d) or (e) of this Note occurs, the Payee shall duly and promptly take such action as any holder of Senior Indebtedness may reasonably request to collect any payment with respect to this Note for the account of the holders of the Senior Indebtedness and to file appropriate claims or proofs of claim in respect of this Note. Upon the failure of the Payee to take any such action, each holder of Senior Indebtedness is hereby irrevocably authorized and empowered (in its own name or otherwise), but shall have no obligation, to demand, sue for, collect and receive every payment or distribution referred to in respect of this Note and to file claims and proofs of claim and take such other action as it may deem necessary or advisable for the exercise or enforcement of any of the rights or interests of the Holder with respect to this Note.

               (f) Subrogation. After all amounts payable under or in respect of Senior Indebtedness are paid in full in cash, the Payee shall be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Payee have been applied to the payment of Senior Indebtedness. A distribution made under this Section 4 to a holder of Senior Indebtedness which otherwise would have been made to the Payee is not, as between the Company and the Payee, a payment by the Company on Senior Indebtedness.

               (g) Relative Rights. This Section 4 defines the relative rights of the Payee and the holders of Senior Indebtedness. Nothing in this Section 4 shall (i) impair, as between the Company and the Payee, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest (including Default Interest) on this Note in accordance with its terms; (ii) effect the relative rights of the Payee and creditors of the Company other than holders of Senior Indebtedness; (iii) prevent the Payee from exercising its available remedies upon an Event of Default, subject to the rights, if any, under this Section 4 of holders of Senior Indebtedness or (iv) prevent the Payee from exercising its conversion rights under Section 5.

                                                             Page 38 of 44 Pages

               (h) Subordination May Not Be Impaired by the Company. No right of any holder of any Senior Indebtedness to enforce the subordination of the Obligations evidenced by this Note shall be impaired by any failure by the Company or such holder of Senior Indebtedness to act or by the failure of the Company or such holder to comply with this Note. The provisions of this Section 4 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Indebtedness is rescinded or must otherwise be returned by any holder of Senior Indebtedness as a result of the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.

               (i) Payments. A payment with respect to principal of or interest on the Obligations shall include, without limitation, payment of principal of and interest on this Note, and any payment on account of mandatory prepayment provisions.

               (j) Section Not to Prevent Events of Default. The failure to make a payment on account of principal of or interest on or other amounts constituting the Obligations by reason of any provision of this Section 4 shall not be construed as preventing the occurrence of an Event of Default under
Section 3.

          5. Conversion.

               (a) Right to Convert. Subject to the terms and conditions of this
Section 5 and to stockholder approval (to the extent, and only to the extent, required by the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Payor's common stock, par value $0.01 per share ("Common Stock"), may be listed from time to time (for the avoidance of doubt, it being understood that, prior to conversion of this Note, such approval need only be obtained as to the portion or portions, if any, of Subsequent Round Securities that the holder would acquire upon conversion that exceeds the amount that could be acquired without such approval under the rules of the Nasdaq SmallCap Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time)), the Payee shall have the right, at its option, at any time and from time to time, upon the consummation of any Subsequent Round of Financing (as defined below), to convert all or any portion of the principal amount of this Note and any accrued and unpaid interest thereon (collectively, "Note Obligations") into a number of fully paid and nonassessable Subsequent Round Securities (with the most favorable terms received by any investor in such Subsequent Round of Financing) equal to the quotient obtained by dividing the aggregate amount of Note Obligations to be converted by the lowest price per Subsequent Round Security paid by any investor in such Subsequent Round of Financing. Written notice of a Subsequent Round of Financing stating the date on which such Subsequent Round of Financing is expected to become effective and describing the terms and conditions of such Subsequent Round of Financing shall be delivered by the Company to, and received by, the Payee not less than 10 days prior to the consummation of such Subsequent Round of Financing.

               (b) Procedure for Conversion. In order to convert all or any portion of the Note Obligations, the Payee shall (i) surrender this Note, duly endorsed, at the office of the Payor and (ii) simultaneously with such surrender, notify the Payor in writing of its election to convert all or a portion of the Note Obligations, which notice shall specify the amount of principal and interest included in the Note Obligations to be so converted. The

                                                             Page 39 of 44 Pages

date on which the Note is surrendered for conversion is referred to herein as the "Conversion Date." As soon as practicable after the Conversion Date, the Payee shall be entitled to receive a certificate or certificates, registered in such name or names as the Payee may direct, representing the Subsequent Round Securities issuable upon conversion of the applicable Note Obligations, along with a new promissory note, in the same form as this Note, reflecting any Note Obligations that have not been so converted; provided that the Payee shall be treated for all purposes as the record holder of such Subsequent Round
Securities as of the Conversion Date. The issuance of Subsequent Round Securities upon conversion of any Note Obligations shall be made without charge to the Payee for any issuance tax in respect thereof, provided that the Payor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Payee.

               (c) Reservation of Shares. Payor shall reserve and keep available solely for issuance upon the conversion of Note Obligations such number of shares of Subsequent Round Securities as will from time to time be sufficient to permit the conversion of all outstanding Note Obligations (collectively, the "Conversion Securities"), and, if applicable, shall take all action to increase the authorized number of Subsequent Round Securities if at any time there shall be insufficient authorized but unissued Subsequent Round Securities to permit such reservation or permit the conversion of all outstanding Note Obligations and Subsequent Round Securities. The Payor covenants that all Conversion Securities that shall be so issued shall be duly authorized, validly issued, fully paid and non-assessable by the Payor, not subject to any preemptive rights, and free from any taxes, liens and charges with respect to the issue thereof. The Payor will take all such action as may be necessary to ensure that all such Conversion Securities may be so issued without violation of any applicable law or regulation, or any requirement of any national securities exchange or quotation system upon which the Common Stock may be listed.

               (d) Certain Definitions. For purposes of this Note, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa):

          "Subsequent Round of Financing" means the offer and sale for cash by the Company of its equity securities.

          "Subsequent Round Securities" means the equity securities sold in the Subsequent Round of Financing; provided that, to the extent that two or more types or classes of equity securities are sold as a unit in the Subsequent Round of Financing, "Subsequent Round Securities" shall mean a unit consisting of the same types or classes of equity securities, in the same proportion, as the units sold in the Subsequent Round of Financing.

          6. Suits for Enforcement.

               (a) Upon the occurrence of any one or more Events of Default, the holder of this Note may proceed to protect and enforce its rights by suit in equity, action at law or by other appropriate proceeding in aid of the exercise of any power granted in this Note, or may proceed to enforce the payment of this Note, or to enforce any other legal or equitable right it may have as a holder of this Note.

               (b) The holder of this Note may direct the time, method and place of conducting any proceeding for any remedy available to itself.

                                                             Page 40 of 44 Pages

               (c) In case of any Event of Default, the Payor will pay to the holder of this Note such amounts as shall be sufficient to cover the reasonable costs and expenses of such holder due to such Event of Default, including without limitation, costs of collection and reasonable fees, disbursements and other charges of counsel incurred in connection with any action in which the holder prevails.

          7. Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in accordance with the provisions of the Note Purchase Agreement, dated as of the date hereof, by and among the Payor and the investors listed on Schedule 1 thereto.

          8. Successors and Assigns. This Note shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. The Payor may not assign any of its rights or obligations under this Note without the prior written consent of Payee. The Payee may assign all or a portion of their rights or obligations under this Note to an affiliate without the prior written consent of the Payor.

          9. Amendment and Waiver.

               (a) No failure or delay on the part of the Payor or Payee in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Payor or Payee at law, in equity or otherwise.

               (b) Any amendment, supplement or modification of or to any provision of this Note, any waiver of any provision of this Note and any consent to any departure by the Payor from the terms of any provision of this Note, shall be effective (i) only if it is made or given in writing and signed by the Payor and the Payee and (ii) only in the specific instance and for the specific purpose for which made or given.

          10. Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          11. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

          12. Costs and Expenses. The Payor hereby agrees to pay on demand all reasonable out-of-pocket costs, fees, expenses, disbursements and other charges (including but not limited to the fees, expenses, disbursements and other charges of counsel to the Payee) of the Payee arising in connection with any consent or waiver granted or requested hereunder or in connection herewith, and any renegotiation, amendment, work-out or settlement of this Note or the indebtedness arising hereunder.

          13. Waiver of Jury Trial and Setoff. The Payor hereby waives trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Note or any instrument or document delivered pursuant to this Note, or the validity, protection, interpretation, collection or enforcement thereof, or any other claim or dispute howsoever arising, between any Payor and the Payee; and the Payor hereby waives the right to interpose any setoff or counterclaim or cross-claim in connection with any such litigation, irrespective of the nature of such setoff, counterclaim or cross-claim except to the extent that the failure so to assert any such setoff, counterclaim or cross-claim would permanently preclude the prosecution of the same.

                                                             Page 41 of 44 Pages

          14. Consent to Jurisdiction. The Payor hereby irrevocably consents to the nonexclusive jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Note or any document or instrument delivered pursuant to this Agreement.

          15. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

          16. Entire Agreement. This Note is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Note supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          17.  Further  Assurances.  The Payor shall execute such  documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Note.

                                  BLUEFLY, INC.


                                  By: ____________________________
                                      Name:
                                      Title:

                                                             Page 42 of 44 Pages



                                  EXHIBIT DDDD

                               WAIVER AND CONSENT
                                OF THE HOLDERS OF
                      SERIES A CONVERTIBLE PREFERRED STOCK,
                      SERIES B CONVERTIBLE PREFERRED STOCK,
                      SERIES C CONVERTIBLE PREFERRED STOCK,
                      SERIES D CONVERTIBLE PREFERRED STOCK
                                       AND
                      SERIES E CONVERTIBLE PREFERRED STOCK
                                OF BLUEFLY, INC.

          The undersigned, constituting the holders of all of the issued and outstanding shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock"), the Series B Convertible Preferred Stock (the "Series B
Preferred  Stock"),  the Series C  Convertible  Preferred  Stock (the  "Series C
Preferred Stock"), the Series D Convertible Preferred Stock (the "Series D Preferred Stock") and the Series E Convertible Preferred Stock (the "Series E Preferred Stock") of Bluefly, Inc., a Delaware corporation (the "Corporation"), hereby covenant and agree as follows and adopt the following resolutions pursuant to Section 228 of the General Corporation Law of the State of Delaware in lieu of holding meetings of the holders of Series A Preferred Stock (the "Series A Preferred Stockholders"), the holders of Series B Preferred Stock (the "Series B Preferred Stockholders"), the holders of the Series C Preferred Stock (the "Series C Preferred Stockholders"), the holders of the Series D Preferred Stock (the "Series D Preferred Stockholders") and the holders of the Series E Preferred Stock (the "Series E Preferred Stockholders"), and direct that this waiver and consent be filed with the minutes of the Corporation:

          WHEREAS, the Corporation desires to issue and sell to Quantum Industrial Partners LDC and SFM Domestic Investments LLC (collectively, the "Investors"), pursuant to a Note and Warrant Purchase Agreement substantially in the form attached hereto as Exhibit A (the "Note and Warrant Purchase Agreement"), for an aggregate purchase price of $2,000,000, convertible promissory notes, in the form attached as Exhibit A to the Note Purchase Agreement, in the aggregate principal amount of $2,000,000 (the "Notes");

          WHEREAS, the Notes are convertible into equity securities of the Corporation sold for cash in a subsequent round of financing ("Subsequent Round Securities"); and

          WHEREAS, Sections 5.5.1 and 5.6.1 of the Corporation's certificate of incorporation and Section 5.1 of the certificate of powers, designations, preferences and rights of each of the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock provide, respectively, that, without the approval of the holders of a majority of each of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, each voting separately as a class, the Corporation shall not, among other things, issue or sell securities of the Corporation or incur indebtedness in excess of $1,000,000.

                                                             Page 43 of 44 Pages

          NOW, THEREFORE, BE IT:

          RESOLVED, that (1) the issuance and sale to the Investors, pursuant to the Note Purchase Agreement, of the Notes, (2) the issuance of Subsequent Round Securities upon the conversion of the Notes and (3) the issuance of shares of Common Stock or other securities of the Company upon the conversion of any Subsequent Round Securities are each hereby approved in all respects; and it is further

          RESOLVED, that this waiver and consent may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall be deemed one and the same instrument.
















               [Remainder of Page Intentionally Left Blank]

                                                             Page 44 of 44 Pages



          IN WITNESS WHEREOF, the undersigned have caused this waiver and consent to be executed as of this 17th day of October, 2003.


                                       QUANTUM INDUSTRIAL PARTNERS LDC


                                       By: ____________________________
                                           Name:
                                           Title:


                                       SFM DOMESTIC INVESTMENTS LLC


                                       By: ____________________________
                                           Name:
                                           Title: